April 23, 2009

VIA FAX (202-772-9209) AND EDGAR

Ms. Linda Van Doorn

Senior Assistant Chief Accountant

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	BlackRock, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended December 31, 2008

Filed March 2, 2009

File No. 001-33099

Dear Ms. Van Doorn:

Set forth below are the Company’s responses to the comments of the staff of the Commission on our above-referenced filing set forth in your letter of April 15, 2009. For the convenience of the staff, we have restated in this letter in italics each of the comments and numbered each of the responses to correspond with the numbers of the comments in the comment letter. All references to page numbers in our responses correspond to the page numbers in our Form 10-K. Capitalized terms used and not defined have the meanings given in the Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 35

1.	We note that your non-GAAP presentation has been revised from the prior year. Please clarify to us how you determined that the exclusion from operating income of transactions that do not impact book value are appropriate adjustments for a performance measure based on the guidance of Item 10(e) of Regulation S-K.

The Company has excluded from operating income, as adjusted, and net income, as adjusted, the expense associated with two items that ultimately do not have an economic impact to the Company, i.e., they do not have an impact on its book value. The expense associated with certain long-term stock incentive plans is funded by contributions to BlackRock of BlackRock shares held by The PNC Financial Services Group, Inc. (“PNC”). Under a similar arrangement, Merrill Lynch & Co., Inc. (“Merrill Lynch”, now a subsidiary of Bank of America Corporation), reimburses BlackRock for a portion of the Company’s long-term incentive compensation obligations attributable to former Merrill Lynch employees currently employed by BlackRock. While BlackRock records compensation expense related to these awards pursuant to SFAS 123R and other authoritative guidance, upon receipt of the contributions from PNC and Merrill Lynch, a capital contribution is recorded by the Company, ultimately resulting in no net economic impact or net impact to BlackRock’s book value.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	1

We note that these two adjustments were made in the non-GAAP presentation since the inception of the agreements with PNC and Merrill Lynch. The Company’s adjustment for PNC’s contribution has been made to operating income, as adjusted, and net income, as adjusted, since the Company’s Form 10-Q for its third quarter 2004, and the adjustment for Merrill Lynch’s contribution has been made since the Company’s Form 10-K for fiscal year 2006. The current presentation, referencing the fact that such contributions do not impact book value, was the result of discussions and correspondence (dated August 12, 2005) with the staff of the SEC in relation to the Company’s Registration Statement on Form S-3 (initially filed May 12, 2005). At that time, the staff indicated a preference for this presentation over disclosures that such expenses had no cash or economic impact.

Given that these two items of expense ultimately do not have an economic, book or cash impact, management uses this non-GAAP measure to provide a more meaningful assessment of the Company’s operating performance. We believe many investors also exclude the impact of these items, which aggregated $69 million for the year ended December 31, 2008, in assessing the Company’s results of operations. Accordingly, the Company believes that such information is useful to investors and has noted this in its disclosure.

2.	Please clarify how you determined that closed-end launch costs and commissions meet the criteria of Item 10(e) of Regulation S-K for adjustments to an operation performance measure.

The launch costs for closed-end funds are required to be recorded at the time of launch while the associated revenue is earned over the life of the fund. Further, the launch of new closed-end funds is highly dependent on market and other factors, and thus, does not occur on a regular basis. For example, closed-end launch costs and commissions aggregated $42 million for the year ended December 31, 2007, but fell to $9 million in the subsequent year. Accordingly, as indicated on page 36, management assesses its operating margin excluding these costs and believes that such information is also useful to investors. In addition, we note that such costs are not excluded from the Company’s net income, as adjusted, operating income, as adjusted, or from its diluted earnings per share, as adjusted. The Company does not indicate that such costs are non-recurring, infrequent or unusual.

3.

The last paragraph on page 36 and the presentation on page 35 indicate that certain costs have been excluded from revenues. It is unclear why costs would be included in revenue. Based on the information on page 36, it appears that the adjustments to revenue are being made because certain items recognized as revenue represent reimbursement of or offsets to costs incurred. Please clarify the nature of these revenue adjustments and how they comply with Item 10(e) of Regulation S-K. In addition, please explain to us why these revenue items are not recorded net based on the guidance of EITF 99-19 as are the company’s retrocession arrangements as described on page 76.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	2

The adjustments in the operating margin, as adjusted, calculation are made because certain revenue items used in the denominator of the calculation represent reimbursement or direct offsets of costs incurred. We exclude the costs related to such amounts as proxies for the revenue items. BlackRock will clarify this fact in future filings, beginning with our Form 10-Q for the quarter ended March 31, 2009.

The denominator used to calculate operating margin, as adjusted, which we term “revenue used for operating margin measurement,” subtracts the following components from revenues: (i) portfolio administration and servicing costs, (ii) amortization of deferred mutual fund sales commissions, and (iii) reimbursable property management compensation. As indicated in the question from the staff, the Company considers each of these amounts essentially to be pass-through arrangements and believes that excluding these costs from the denominator used to calculate operating margin, as adjusted, provides a more accurate assessment of operating performance. Management similarly believes that such information is useful to investors.

The Company has undertaken the following analysis with respect to gross versus net revenue presentation for these items:

(i) Portfolio administration and servicing costs -

These costs only relate to portfolio administration and servicing arrangements where the Company is the primary obligor, and consequently, the revenues are recorded gross under Emerging Issue Task Force Issue (“EITF”) 99-19. Under the Company’s other administration and servicing arrangements, the Company only pays the distributor a retrocession fee if the Company is paid by the investment company. In these arrangements BlackRock does not bear the credit risk for payment, and accordingly, the Company has concluded that they should be recorded on a net basis in its consolidated statement of income.

(ii) Amortization of deferred mutual fund sales commissions -

BlackRock pays commissions to distributors for distributing shares of its investment funds. Commissions associated with deferred fund sales commissions are capitalized and amortized over a period corresponding to expected future revenues. BlackRock receives Rule 12b-1 revenue from certain investment companies and contingent deferred sales charge (“CDSC”) revenue from shareholders upon early withdrawal from such funds. BlackRock records deferred sales commission amortization as well as 12b-1 and CDSC revenues on a gross basis pursuant to EITF 85-24. BlackRock’s adjustment to operating margin only reflects the portion of revenues that are offset by amortization expense.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	3

(iii) Reimbursable property management compensation -

The Company’s wholly owned subsidiary, Metric Property Management, Inc. (“Metric”) incurs employee compensation expense; the Company receives reimbursement for these costs from BlackRock managed real estate funds. As Metric was responsible for providing the services, received revenue from the funds and paid compensation expense to its employees, the revenues and related expenses did not meet the criteria outlined in EITF 99-19 for net reporting. Please note that the Metric business was outsourced during fourth quarter 2008 and as a result the Company’s financial statements no longer reflect the associated employee compensation expense and related reimbursements.

4.	We note from the information on page 43 that a meaningful percentage of BlackRock Solutions and advisory revenues in 2008 were composed of one-time advisory and portfolio structuring fees which is described as non-recurring. Clarify what consideration was given to quantifying these one-time fees and including adjustments to the non GAAP performance measures from these non-recurring revenue items.

The term “non-recurring” in this context was meant to indicate that such services for each assignment are often of a finite scope and duration with respect to each client, as opposed to more typical investment management advisory services. The Company expects, however, that these services will be a regular, ongoing part of its business. Accordingly, the Company does not believe it would be meaningful to exclude these revenues from any of its non-GAAP financial measure calculations. In future filings, the Company will avoid the use of the term “non-recurring” in this context.

Critical Accounting Policies

Consolidation of Investments, page 69

5.	We note that the company took steps in December of 2008 considered necessary to grant additional rights to other investors in three private equity funds which resulted in the deconsolidation of these entities as of December 31, 2008. Please tell us what the additional rights were, the business reasons for granting them and why the rights are substantive.

In December 2008, BlackRock, acting as the general partner, granted a number of additional irrevocable rights to the limited partner investors in certain of its funds that were acquired in acquisitions. The new rights consisted of two principal types and were reflected in amendments to the partnership agreements for the respective funds. In certain funds, rights were granted which allow a majority of the unaffiliated limited partners to force the general partner to dissolve the fund. In another fund, the investors were given additional rights to transfer their interests to other investors. Prior thereto, transfer of their interests was subject to general partner approval.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	4

These rights are desirable for unaffiliated investors. The Company also favored granting such rights to create consistency across the Company’s funds and with its policy to include such rights in new funds.

With respect to dissolution rights, the Company believes that these rights are deemed substantive in accordance with EITF 04-5, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights . The limited partners holding the rights have the ability to exercise those rights if they choose to do so; that is, there are no significant barriers, as described in EITF 04-5, paragraph 7b, to the exercise of the rights.

With respect to granting transfer rights to investors, Paragraph 16 of FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, provides that in determining whether an entity is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties (including de facto agents) as its own interests. A de facto agent includes a party that has an agreement that it cannot sell, transfer, or encumber its interests in the entity without the prior approval of the enterprise. By granting investors transfer rights, which the Company believes are substantive, the Company no longer treats investors as related parties, and thus, it is no longer appropriate to aggregate investors’ variable interests in the entity with the Company’s interests. As a result, the Company determined it no longer is the primary beneficiary.

Impairment of Investments, page 70

6.	The disclosure on page 70 indicates that the investments are evaluated for impairment using market values, where available, or the expected cash flows. The related disclosure on page F-13 indicates that investments are assessed using fair values, where available, and if not available undiscounted cash flows are used. Please clarify why undiscounted cash flows are being used as an approximation of fair or market value and why the assessment of impairment for these investments is being performed using undiscounted cash flows. Refer to applicable literature you are relying upon.

At December 31, 2008, approximately 90% of the Company’s investments were marked to fair value through the income statement. The remaining 10% of the Company’s investments, comprised of available for sale securities marked to fair value through other comprehensive income and certain equity method investments, are tested for other than temporary impairment when factors indicating impairment are present. The Company measures the amount of impairment by reference to fair value, which may either be based on quoted market prices for securities with readily determinable market values or based on discounted cash flow analyses for other investments.

The Company applies the guidance in FASB Staff Position (FSP) No. FAS 115-1/124-1, The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments,

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	5

for assessing impairment of SFAS No. 115 securities and cost method investments. The Company follows the guidance in SEC Staff Accounting Bulletin Topic 5.M, “Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities” when assessing impairment of its equity method investments.

The Company will clarify in future filings the method for assessing impairment on investments in both its critical accounting policies and in the footnotes to the Company’s financial statements.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-17

7.	We note the company records carried interest subject to claw-back provisions as revenue upon the earlier of the termination of the alternative investment fund or when the likelihood of claw-back is mathematically improbable. Please clarify how you determined that this revenue recognition before the completion of the period subject to claw-back was appropriate under SAB Topic 13A.

In the fiscal year 2008 financial statements included in the Company’s Form 10-K, BlackRock did not recognize revenue related to carried interest subject to claw-back.

When BlackRock receives a carried interest allocation that is subject to potential claw-back, it defers revenue recognition until the earlier of the termination date of the fund or when the likelihood of claw-back is mathematically improbable. In order to determine whether the likelihood of claw-back is mathematically improbable, BlackRock analyzes if the carried interest would be required to be returned if (i) the underlying investments within the fund were written off at the financial statement date and maintained a zero value through the end of the claw-back period or (ii) an imminent sale of the underlying investments is expected at a fixed and determinable value.

SAB Topic 13A paragraph 3c provides that failure to complete all revenue earning activities related to a unit of accounting does not preclude recognition of revenue if the service provider’s remaining obligation is inconsequential or perfunctory. BlackRock believes it is in compliance with SAB Topic 13A as the investment management services to be performed through the end of the claw-back period would not be expected to change the Company’s entitlement to the carried interest given the conservative assumptions it uses before recognizing the revenue.

Stock-based Compensation, page F-19

8.

We note that you amortize the grant-date fair value of stock-based compensation awards made to retirement eligible employees over the required service period and that upon notification of retirement, you accelerate the unamortized portion of the award over the

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contractually-required notification period, if applicable. Please clarify why the value of the awards granted to retirement eligible employees are not expensed on date of grant. Your response should clarify why the service period for retirement eligible employees is considered substantive.

Since 2006, BlackRock’s stock-based compensation awards, including restricted stock units and stock options, contain a provision whereby a retirement-eligible employee is required to provide the Company with a written one-year notice prior to retirement. Employees providing such notice will become vested in 100% of their performance-based awards and a pro-rata share of their long-term retention-based awards upon retirement, provided they continue their employment through the notice period (i.e. at least one year). Employees not providing such notice will forfeit all awards that are unvested.

The issuance of awards to retirement-eligible employees is administered by executive management, which oversees the appropriateness of retirement notifications and ensures that, during the one-year notification period, employees are providing substantive service to the Company. BlackRock’s Management Development and Compensation Committee, which is comprised of independent members of BlackRock’s Board of Directors, also provides oversight of BlackRock’s employee benefit and compensation plans, including the issuance and settlement of awards.

Based upon the above, the Company believes the one-year notification provision is substantive. As such, the Company amortizes the fair value of stock-based compensation awards issued to retirement eligible employees over the service period stated in the award. When a notification of intent to retire is received, the remaining unamortized portion of awards will be amortized through the original vesting date or the retirement date, whichever is earlier.

*     *     *

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	7

We thank you for your attention to this response letter. Please feel free to contact the undersigned at (212) 810-8386 should you require any further information or have any questions concerning these matters.

Sincerely,

/s/ Ann Marie Petach
Ann Marie Petach
Managing Director and Chief Financial Officer

40 East 52nd Street New York, NY 10022 Tel 212.810.5300 www.blackrock.com	8